October 24, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:                             Thompson Creek Metals Company Inc. and Co-Registrants
Registration Statement on Form S-3; Registration No. 333-194548

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Thompson Creek Metals Company Inc. (“Thompson Creek”) and the wholly owned subsidiary co-registrants listed on Exhibit A attached hereto (together with Thompson Creek, the “Registrants”) hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-3 (File No. 333-194548) (the “Registration Statement”), together with all exhibits thereto, that was filed by the Registrants on March 14, 2014 (accession number 0001415020-14-000030) and declared effective on April 18, 2014.

On October 20, 2016, all issued and outstanding common shares of Thompson Creek were acquired by Centerra Gold Inc. (the “Acquisition”). Following the Acquisition, Thompson Creek intends to remove from registration all of its currently active Securities Act registration statements under which securities were sold or issued, and to withdraw all of its Securities Act registration statements under which no sales were made. The Registrants hereby confirm that no securities have been or will be sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact Anne DeMarco, Esq., General Counsel and Secretary of Thompson Creek, at (303)761-8801, or Amy Bowler, Esq., of Holland & Hart LLP at 303-290-1086.

Sincerely,

/s/ Anne DeMarco
Anne DeMarco, Esq.
General Counsel and Secretary
Thompson Creek Metals Company Inc.

cc: Amy Bowler, Esq., Holland & Hart LLP

EXHIBIT A

TABLE OF ADDITIONAL REGISTRANTS(1)

Exact Name of Registrant as Specified in its Charter (2)	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.
Langeloth Metallurgical Company LLC	Colorado, USA	84-1248486

Thompson Creek Metals Company USA	Colorado, USA	84-1470141

Thompson Creek Mining Co.	Colorado, USA	84-1247133

Cyprus Thompson Creek Mining Company	Nevada, USA	95-2634610

Long Creek Mining Company	Nevada, USA	84-1248481

Thompson Creek Services ULC	British Columbia, Canada	N/A

(1) Mt. Emmons Moly Company, Berg General Partner Corp., and Berg Metals Limited Partnership were dissolved prior to the date hereof. Blue Pearl Mining Inc., Terrane Metals Corp., and Thompson Creek Mining Ltd. were amalgamated into Thompson Creek Metals Company Inc. prior to the date hereof.

(2) The address of each Registrant’s principal executive offices is 26 West Dry Creek Circle, Suite 810, Littleton, Colorado 80120, and the telephone number is (303) 761-8801.